Reg. No. 33-58343
                                                        File No. 811-07265




                              FORM N-18F-1



                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549




             Notification of Election Pursuant to Rule 18f-1
                Under the Investment Company Act of 1940






                       OPPENHEIMER ENTERPRISE FUND
                         Two World Trade Center
                     New York, New York  10048-0203
            ------------------------------------------------
                     Name and Address of Registrant

                        NOTIFICATION OF ELECTION
                        ------------------------


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                                SIGNATURE
                                ---------

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 28th day of November, 1995.

                    OPPENHEIMER ENTERPRISE FUND
                    -----------------------------------
                    Name of Registrant



                    By:  /s/ Andrew J. Donohue
                         Andrew J. Donohue, Secretary


ATTEST:



/s/ Robert G. Zack
Robert G. Zack, Assistant Secretary








SEC/885.18F